February 11, 2013

U.S. Securities and Exchange Commission		Via Electronic Transmission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549
Attn:	Mark Webb
Legal Branch Chief

Re:	First Internet Bancorp
Amendment No. 1 to Form 10
Filed January 18, 2013
File No. 001-35750

Dear Mr. Webb:

On behalf of First Internet Bancorp (the “Company”), I am pleased to submit this response to the comments of the Staff on the above-referenced Amendment No. 1 on Form 10/A (the “Registration Statement”) received by letter dated January 30, 2013. For convenience, each of the Staff’s consecutive numbered comments is set forth herein, followed by the Company’s response. This letter should be read in conjunction with Amendment No. 2 to the Registration Statement (the “Second Amendment”) which is being filed with the Commission by the Company on the date hereof. In addition to the disclosure identified below, the Second Amendment corrects inadvertent errors that were identified in the Registration Statement in connection with the Staff’s review.

Lending Activities, page 2

1.              We note your response with regard to comment 4 of our letter dated December 27, 2012.  Please answer this comment with regard to your CRE portfolio, rather than your C&I portfolio.

Response: The Second Amendment includes the following further enhanced disclosure, starting on page 2:

Commercial Real Estate (CRE) Lending. We began offering CRE loans in Indiana and other parts of the Midwest in 2010. We have a team of five full-time employees, most with large regional bank experience. We expect that the majority of our CRE loans will be in office, retail, industrial, and multifamily loans in the Midwest, with credit tenant lease financing on a nationwide basis. While many banks in Central Indiana must address legacy problem CRE loans in their portfolios, we are in a position to meet pent-up demand from qualified borrowers. In 2011, the first full year of our CRE loan operations, we originated $49.8 million in CRE loan commitments. In early 2012, we made an opportunistic purchase of a small commercial real estate loan pool consisting of eight (8) seasoned term loans with an aggregate principal balance of $8.9 million.  The loans in this pool were secured by first mortgages on single tenant commercial properties, each under long term lease arrangements to major national or regional companies.  This acquisition aligned with our newly formulated strategy to enter into the national credit tenant lease financing market.  Purchasing seasoned loans that fully amortized within the remaining lease terms also helped us with diversification of the loan portfolio as we began focusing on real estate markets over a wider geographical area with longer term leasing profiles and more predictable project cash flows.

We believe our CRE portfolio will continue its growth in two ways; (1) regionally, in more traditional short term financing arrangements supporting local developers and conventional property types (office, retail, multi-family, industrial, residential development & construction) as well as (2) nationally, where we will concentrate solely on longer term financing of properties occupied by single tenants committed to long term leases with borrowers providing significant cash equity in relation to the debt structured. We entered the national credit tenant lease financing market by purchasing a pool of eight loans in January 2012.  This pool represented 10% of our CRE loans outstanding at September 30, 2012.  We have not made any additional purchases of CRE loans, and such purchases are not part of our growth strategy.

Underwriting Procedures and Standards, page 7

2.              We note your response to comment 1 from our comment letter dated December 27, 2012; however, the disclosure appears too broad to provide investors with an understanding of your underwriting policies.  Please revise this section to include a more robust discussion, including specific loan to value ratios, credit score thresholds and if you engage in sub-prime lending (please provide your definition of sub-prime), and other relevant information.

Response: The Second Amendment includes the following further enhanced disclosure, starting on page 7:

Underwriting Procedures and Standards

Loan Approval Procedures and Authority.  Our lending activities follow written, non-discriminatory policies with loan approval limits approved by the Board of Directors.  Loan officers have underwriting and approval authorization of varying amounts based on their years of experience in the lending field.  Additionally, based on the amount of the loan, multiple signatures and or approvals are required.  Our chief credit officer has approval limits on individual loans up to $5 million and pool purchases up to $ 30 million.  The maximum we could lend any borrower at September 30, 2012 was approximately $7.9 million.

Our goal is to have a well-diversified and balanced loan portfolio focusing on consumer, CRE and C&I loans. In order to manage our loan portfolio risk, we establish concentration limits by borrower, product type, maturity, loan structure, industry and geography.  To supplement our internal loan review resources, we have engaged an independent third-party loan review group, which together represent our internal loan review function.  Our internal auditor reports to the Audit Committee of the Board of Directors.  Responsibility for loan underwriting, compliance and document monitoring reside with the compliance function and loan operations function.

Residential Real Estate Loans. Residential real estate loans generally include loans for the purchase or refinance of residential real estate properties consisting of 1-4 units and home equity loans and lines of credit.  We currently sell substantially all of the long-term fixed rate residential real estate loans that we originate to secondary market investors.  We also release the servicing of these loans upon sale.  Loan servicing includes collecting and remitting loan payments, accounting for principal and interest, contacting delinquent mortgagors, supervising foreclosures and property dispositions in the event of unremedied defaults, making certain insurance and tax payments on behalf of the borrowers and generally administering the loans.  We typically retain in our portfolio all adjustable rate residential real estate loans that exceed the government maximum loan amount (which is currently $417,000) and also loans with balloon payment features.  Balloon periods are up to a maximum of 15 years.

Residential real estate loans are typically underwritten to conform to industry standards including criteria for maximum debt-to-income and loan-to-value ratios as well as minimum credit scores.  Our underwriting focuses on appraised value of the collateral as well as the applicant’s ability to repay the loan from his or her employment and from other sources.  We verify an applicant’s credit information using third-party records and tax returns through the IRS.

Additionally, our residential mortgage underwriters use a third party product to assess the risk of the loan transaction for both the collateral and applicant. The product helps us identify suspicious mortgage loans and analyzes the property and neighborhood characteristics for each transaction.  From the date of application to the date of closing all of an applicant’s credit activity is monitored.  All appraisals are reviewed by our collateral underwriter, who is an Indiana state certified appraiser.  The collateral underwriter has several third party products that help assess the quality of the appraisal, the comparables chosen, and the value determination. Loans secured by first liens on residential real estate held in the portfolio typically do not exceed 80% of the value of the collateral, are adjustable rate and have amortization periods of thirty years or less.

We do not offer, and have not offered, “subprime loans” (loans that generally target borrowers with weakened credit histories typically characterized by payment delinquencies, previous charge-offs, judgments, bankruptcies, or borrowers with questionable repayment capacity as evidenced by low credit scores or high debt-burden ratios).

Consumer Loans. Consumer loans are primarily comprised of loans and credit cards.  The majority of our consumer loans are horse trailer and recreational vehicle loans, underwritten by our staff for buyers whose applications were sent to us through a dealer network.  Minimum underwriting criteria have been established that consider credit score, debt-to-income ratio, employment history, the advance percentage and collateral coverage.  Typically, consumer loans are set up on monthly payments with amortization periods based on the type and age of the collateral.

Commercial Real Estate Loans. Traditional CRE loans are comprised of loans to small business entities to purchase or expand structures in which the business operations are housed, loans to owners of real estate who lease space to non-related commercial entities, loans for construction and land development, and loans to owners of multi-family residential structures, such as apartment buildings.  CRE loans are underwritten primarily based on historical and projected cash flows of the borrower and secondarily on the appraised value of the underlying real estate pledged as collateral on the debt.  Credit tenant leases are to a major national or regional firm, typically to open a new store front or other core business operation.  Credit tenant leases follow the same guidelines with additional focus on the global creditworthiness of the national or regional firm. For the various types of commercial real estate loans, minimum criteria have been established within our loan policy regarding debt service coverage while maximum limits on loan-to-value and amortization periods have been defined.  Maximum loan-to-value ratios range from 65% to 80% depending upon the type of real estate collateral, while the desired minimum debt coverage ratio is 1.20x. Amortization periods for commercial real estate loans are generally limited to twenty years.  Our CRE loans represented approximately 22.3% of our total loan portfolio at September 30, 2012.

A CRE loan borrower’s financial information is monitored on an ongoing basis by requiring periodic financial statement updates, payment history reviews and periodic face-to-face meetings with the borrower.  We require commercial borrowers to provide annually updated financial statements and federal tax returns.  These requirements also apply to the individual principals of our commercial borrowers.  We also require borrowers of credit tenant lease loans to provide an annual report of income and expenses for the property, including a tenant list and copies of leases, as applicable.

Commercial and Industrial Loans.  C&I loans focus on the entire business relationship and consist of loans for business expansion as well as working capital loans used to purchase inventory and fund accounts receivable that are secured by business assets other than real estate.  These loans are generally written for three years or less. Also, new equipment financing is provided to businesses with these loans generally limited to 90% of the value of the collateral and amortization periods limited to seven years.  C&I loans are often accompanied by a personal guaranty of the principal owners of a business.  As with CRE loans, the underlying cash flow on a historic and projected basis of the business is the primary consideration in the underwriting process, with a desired minimum debt coverage ratio of 1.20x.  We also assess the management’s operational effectiveness, level of equity invested in the business and customer relationships.  We also consider relevant economic and industry factors, as well as competitor and supplier information relating to the applicant’s business.  The financial condition of commercial borrowers is monitored at least annually with the type of financial information required determined by the size of the relationship.  We address the needs of businesses with higher risk profiles through the use of government-assisted lending programs through the Small Business Administration.  We determine the loan structure after evaluating what is appropriate for the specific situation and establish monitoring mechanisms for going forward.

As specifically requested by the Commission, on behalf of the Company I acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or if we can otherwise assist you in your review of the Registration Statement, please contact the undersigned or the Company’s counsel, David C. Worrell or Joshua L. Colburn of Faegre Baker Daniels LLP, who can be reached at +1 317 569 4883 or +1 612 766 8946, respectively.

Very truly yours,

FIRST INTERNET BANCORP

By:	/s/ David B. Becker
David B. Becker
Chief Executive Officer and President

cc:                               Kate McHale, staff attorney